Filed by Liberty Interactive Corporation pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: HSN, Inc.

Commission File No.: 001-34061

Transcript of CNBC Appearance by Michael George, President and CEO of QVC, Inc., on July 6, 2017

DAVID FABER:

Why now for this deal? It’s one that has been certainly thought about, discussed, rumored for many years. Why is this the right time for QVC to buy what it didn’t already control — or Liberty to buy already what it didn’t control of HSN?

MICHAEL GEORGE:

Well, actually, this was just the perfect time to bring these two brands together. There’s so much change going on in retailing and, by combining forces, our ability to serve the customer at that much higher a level, combine forces to create new digital platforms, new interactive television platforms — It just felt like in a world of kinda rapidly changing technology, rapidly changing retail landscape, now is the time to combine forces. And we think this is an attractive deal for the shareholders of both businesses, a good premium for the HSNi shareholders and we think an attractive value — valuation for us, so right time to bring the two brands together. Now, we join forces and we compete that much more strongly in the broader retail marketplace.

DAVID FABER:

Okay — But I could have said — I would assume you might’ve said the same things a year ago, two years ago or even two years hence. So, I mean, again, why now? Why is it the right time now? You mentioned a lot of different things, but you didn’t necessarily specifically explain to me why this is the moment that makes the most sense for QVC.

MICHAEL GEORGE:

I think this time it made a lot of sense for us just from the standpoint of looking at the relative valuations of the two businesses. Historically, HSNi has traded at a premium to QVC. That valuation has really flipped over the last several months, so this was a time where we felt like we could acquire the company on terms that would be attractive to the shareholders of QVC. And, by doing it as a all-stock deal, now the HSNi shareholders can participate in the upside of what we think is a very financially attractive opportunity.

DAVID FABER:

Got it. Some shareholders wonder whether, given HSN has not had any real growth, whether the pro forma growth rate of the combined companies is actually gonna be lower than it otherwise would be. Is that going to be the case, and are you concerned at all about HSN in terms of some of the struggles they’ve had with their top line?

MICHAEL GEORGE:

Now, look, it’s a challenging retail marketplace, we all know that, but we fundamentally believe in what we do. We believe in creating these highly differentiated, highly engaging shopping experiences, and HSN fundamentally follows a similar belief and a similar model. So, they’ve certainly had some struggles in the last couple years. Obviously, they have much lower scale than QVC, so it’s a little harder for them to operationalize some of the strategies that they’ve been pursuing. But we think when you put the two together — and, now, you’re talking about an entity that has five networks in the US, third-largest e-commerce and mobile commerce retailer in the US after only, following only Amazon and Walmart, one of the largest social followings of the two brands. We think when you put all that together, it should be additive to the growth profile relative to what those two companies could do on their own. And we’re also chasing real synergies that we can plow back into; customer value, plow back into innovations for growth.

DAVID FABER:

Yeah, the synergy numbers you’re using are somewhere between $75 million and $110 million. There was some pushback on your analyst call, which I know just took place, about how long it’s gonna take you to achieve those synergies, and I think you said somewhere between three to five years. I know at least one analyst said, “Why so long?” I’ll ask the same question. That does seem to be a long period of time to realize let’s call it $100 million in synergies.

MICHAEL GEORGE:

We’ll certainly start to see synergy benefits within the first year of combination, and we’ll work hard to get those benefits as quickly as we can, but we wanted to be conservative in what we shared externally because we also know there’s some heavy lifting to get those synergies. We need to align some technology platforms. We need to negotiate new arrangements with various third parties that we do business with. And what we don’t want to do is try to rush forward and kinda lose what’s special about both brands. We want to take our time, bring the teams together, figure out the opportunities and work on them in a methodical way. We might beat that timeframe, but to get all of the benefits we see, you know, we think it’s smart to take our time to capture those in the right way.

Forward-Looking Statements

This communication includes certain forward-looking statements, including statements about the proposed acquisition of HSN, Inc. (“HSNi”) by Liberty Interactive Corporation (“Liberty Interactive”), the realization of estimated synergies and benefits from the proposed acquisition, business strategies, market potential, future financial prospects, new service and product offerings and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed acquisition. These forward-looking statements speak only as of the date of this communication, and each of Liberty Interactive and QVC expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s or QVC’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive and QVC, including the most recent Forms 10-K and 10-Q, for additional information about Liberty Interactive and QVC and about the risks and uncertainties related to the business of each of Liberty Interactive and QVC which may affect the statements made in this communication.

Additional Information

Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of HSNi common stock or any of Liberty Interactive’s tracking stocks. Liberty Interactive stockholders, HSNi stockholders and other investors are urged to read the registration statement and the proxy statement/prospectus to be filed regarding the proposed acquisition and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed acquisition. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. HSNi investors can access additional information on HSNi’s website at http://www.hsni.com or by contacting HSNi’s Investor Relations Department at HSN, Inc., 1 HSN Drive, St. Petersburg, Florida 33729, Attention Investor Relations, Telephone: (727) 872- 1000, email: ir@hsn.net.